SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934




[X]  Annual report pursuant to Section 15 (d) of the Securities
     Exchange Act of 1934 (No fee required)

     For the fiscal years ended December 31, 2000 and 1999


                                       OR


[ ] Transition report pursuant to SECTION 15 (d) of the Securities Exchange Act of 1934 (No fee required)

     For the transition period from __________ to ____________


                         Commission file number 333-03959


      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR
             UNION REPRESENTED EMPLOYEES SAVINGS AND INVESTMENT PLAN


      B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                          NORTHROP GRUMMAN CORPORATION
                             1840 Century Park East
                          Los Angeles, California 90067

                                   SIGNATURES




         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                        NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR UNION REPRESENTED EMPLOYEES SAVINGS AND INVESTMENT PLAN




                        /s/ Gary W. McKenzie
                        _____________________________________
Dated: June 28, 2001    By   Gary W. McKenzie
                             Vice President-Tax

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR
UNION REPRESENTED EMPLOYEES SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                 1


FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Plan Benefits
     as of December 31, 2000 and 1999                                        2

   Statement of Changes in Net Assets Available for Plan Benefits
     for the Year Ended December 31, 2000                                    3

   Notes to Financial Statements                                            4-10


SUPPLEMENTAL SCHEDULE -

   Assets Held for Investment Purposes at December 31, 2000                  11

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of the
  Northrop Grumman Electronic Sensors & Systems Sector
  Union Represented Employees Savings and Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Northrop Grumman Electronic Sensors & Systems Sector Union Represented Employees Savings and Investment Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2000, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note A of the financial statements, on April 1, 2000, the Plan transferred assets related to non-represented participant accounts to another plan.

/s/ Deloitte & Touche LLP
--------------------------

Los Angeles, California
June 27, 2001

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR
UNION REPRESENTED EMPLOYEES SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


                                                  2000                  1999

ASSETS:
  Investments (Notes B, C, D, and E)         $ 115,100,177       $ 1,035,264,391
  Receivables:
    Employer contributions                          87,866
    Participant contributions                      274,119
    Interest, dividends, and other                   4,129                 4,109
                                             -------------       ---------------

           Total receivables                       366,114                 4,109
                                             -------------       ---------------

           Total assets                        115,466,291         1,035,268,500
                                             -------------       ---------------
LIABILITIES -
  Accrued expenses                                  10,425                16,751
                                             -------------       ---------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS       $ 115,455,866       $ 1,035,251,749
                                             =============       ===============


See notes to financial statements.

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR
UNION REPRESENTED EMPLOYEES SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------

INVESTMENT INCOME (LOSS):
  Net depreciation in fair value of investments (Notes B, C, and D)                $   (6,530,823)
  Plan interest in Northrop Grumman Stable Value Master Trust investment income        10,085,953
     (Notes B, C, D, and E)
  Interest and other income                                                               272,579
  Dividends                                                                             4,563,019
                                                                                   --------------

           Total investment income                                                      8,390,728
                                                                                   --------------
CONTRIBUTIONS:
  Employer                                                                              5,598,664
  Participant                                                                          22,150,691
                                                                                   --------------

          Total contributions                                                          27,749,355
                                                                                   --------------
DEDUCTIONS:
  Benefits paid to participants (Note B)                                               36,883,227
  Administrative expenses                                                                 352,007
                                                                                   --------------

          Total deductions                                                             37,235,234
                                                                                   --------------

TRANSFER TO OTHER PLAN (Note A)                                                      (918,700,732)
                                                                                   --------------

NET DECREASE                                                                         (919,795,883)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                                                 1,035,251,749
                                                                                   --------------

  End of year                                                                      $  115,455,866
                                                                                   ==============


See notes to financial statements.

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR
UNION REPRESENTED EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

A.    DESCRIPTION OF THE PLAN

      The following description of the Northrop Grumman Electronic Sensors & Systems Sector Union Represented Employees Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General - The Plan is a qualified profit-sharing and employee stock ownership plan sponsored by the Electronic Sensors & Systems Sector of Northrop Grumman Corporation (the "Company"). The Plan covers all union represented employees who are citizens of the United States of America or resident aliens and are not covered by another plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

      The Plan, formerly named Northrop Grumman Electronic Sensors & Systems Sector Savings and Investment Plan (the "ESSS Plan"), was established by the Company as a successor to the Westinghouse Savings Program (the "Westinghouse Plan"), maintained by Westinghouse Electric Corporation ("Westinghouse") for the benefit of employees who were employed by the Westinghouse Electronic Systems Group as of February 29, 1996 and became employees of the Company as of March 1, 1996, and any other subsequent eligible employees of the Company.

      The ESSS Plan included assets for both the union-represented and non-represented participants through March 31, 2000. On April 1, 2000, the ESSS Plan's name was changed to the Northrop Grumman Electronic Sensors & Systems Sector Union Represented Employees Savings and Investment Plan and the plan documents were amended accordingly. Assets related to non-represented participant accounts totaling $918,700,732 were transferred to a successor plan.

      Contributions - Plan participants may contribute between 2 percent and 20 percent of eligible compensation, in increments of 1 percent, on an after-tax basis, a pre-tax basis, or a combination thereof. As of the end of each month, for each dollar a participant contributes, the Company makes a matching contribution of $0.50, subject to a maximum Company matching contribution of 3 percent of eligible compensation for that month.

      A participant, other than a terminated participant, who has received a rollover distribution from a qualified defined contribution plan or a distribution from an Individual Retirement Account may elect to roll over not more than the cash value of the distribution, less any amount attributable to the participant's after-tax contributions, to his or her Standard Account within 60 days of receipt of such distribution. The participant may elect to invest any amount rolled over or transferred to the Plan in any of the investment options available in increments of 1 percent.

      Participant Accounts - A separate account is maintained for each participant. Each separate account has three subaccounts. After-tax contributions are allocated to the participant's Standard Account, and pre-tax contributions are allocated to the participant's Tax-Deferred Account. Company matching contributions are allocated to the participant's Company Matching Contribution Account. Assets of the trust are valued daily, and take into account earnings and losses of the trust along with appreciation or depreciation, expenses and distributions.

      Vesting - Plan participants are 100 percent vested in, and have a nonforfeitable right to, the balance of their Standard and Tax-Deferred Accounts at all times. Plan participants as of March 1, 1996, who had a 100 percent vested interest in their accounts under the Westinghouse Plan as of February 29, 1996, were 100 percent vested in their Company Matching Contribution Accounts as of March 1, 1996. All other Plan participants who were not fully vested as of March 1, 1996 in their Company Matching Contribution Accounts will not be vested in any portion of their Company Matching Contribution Accounts until they accrue five years of service, at which time they become 100 percent vested in and have a nonforfeitable right to their Company Matching Contribution Accounts. Company Matching Contribution Accounts become 100 percent vested upon retirement or death.

      Investment Options - Upon enrollment in the Plan, each participant may direct that his or her accounts, in 1 percent increments, be invested in any of the following 11 investment funds:

         Janus Fund - The Janus Fund invests in the equity securities of large, well-established companies located in both the United States and abroad, with an objective of growth of capital.

         Fidelity Growth & Income Portfolio Fund - The Fidelity Growth & Income Portfolio Fund invests in a combination of common stock, preferred stock, and both foreign and domestic bonds. Its objectives are long-term capital growth, current income, and growth of income.

         American Century Ultra Investors Fund - The American Century Ultra Investors Fund invests in small to medium sized companies, with the objective of achieving capital growth over the long term.

         JPM Institutional Diversified Fund - The JPM Institutional Diversified Fund invests in equity securities of international and domestic companies, both large and small. It will also include a smaller allocation of bonds, including high-grade corporate issues, mortgage-related securities, U.S. government and agency instruments, and private placements.

         JPM Institutional International Equity Fund - The JPM Institutional International Equity Fund invests in equity securities of companies located in foreign, developed countries, with the objective of long-term capital growth.

         Investment Lifecycle Short Range Fund - The Investment Lifecycle Short Range Fund invests in a majority of bonds with smaller allocations of cash investments and stocks, with the objective of providing current income and some growth potential.

         Investment Lifecycle Mid Range Fund - The Investment Lifecycle Mid Range Fund invests in an asset mix consisting of stocks, bonds, and cash investments, with the objective of providing current income and growth potential over the long term.

         Investment Lifecycle Long Range Fund - The Investment Lifecycle Long Range Fund invests in an asset mix consisting of a majority of stocks with smaller allocations of bonds and cash investments, with the objective of providing high total return in the form of growth and income.

         Investment Large Cap Equity (Equity 500) Index Fund - The Investment Large Cap Equity (Equity 500) Index fund invests in a well-diversified portfolio of stocks, as defined by an established market index. The objective of this fund is to provide the price and yield performance of the S&P 500.

         Northrop Grumman Stable Value Master Trust - The Northrop Grumman Stable Value Master Trust (the "Master Trust," Note D) is diversified among U.S. government securities and obligations of government agencies, bonds, short-term investments, cash, and contracts issued by insurance companies and banks. The Master Trust is managed by an independent professional investment manager appointed by the Plan's Investment Committee.

         Northrop Grumman Fund - The Northrop Grumman Fund invests exclusively in Northrop Grumman Corporation common stock.

      The Viacom Incorporated Common Stock Fund was transferred from the Westinghouse Plan. This fund was frozen, and no employee contributions have been allowed since the transfer.

      Participant Notes Receivable - Participants may borrow from their Plan accounts a minimum of $1,000, in $100 increments, equal to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding 12 months, or 50 percent of their account balance. A participant may not have more than two outstanding loans at any given time. Loan transfers are treated as a transfer to (from) the investment fund from
      (to) the loan fund. Loans may be prorated across all investment funds or directed against specific funds based on the participant's request. Loans are secured by the balance in the participant's account and bear interest determined at the Plan's trustee prime interest rate on the close of business on the last business day of the preceding calendar month plus 1 percent. Repayments are made from payroll deductions over a period of 12 to 60 months.

      Payment of Benefits - On termination of service due to retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly or annual installments, the amount of which is determined by the participant at retirement. A retired participant may cancel or change such election at any time, and may also elect a partial distribution. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum amount, or leave his or her vested account in the Plan if he or she has not yet reached normal retirement age; however, amounts must be withdrawn in a lump sum by the terminated participant's normal retirement age.

      Death benefits for active participants are to be paid to the designated beneficiary in a lump sum, or, if the designated beneficiary is also the surviving spouse, he or she may elect to leave the vested balance in the Plan and be treated as the retired participant. Death benefits for terminated employees are paid in a lump sum to the designated beneficiary.

      Withdrawals - A vested participant is permitted to make a withdrawal for any reason from his or her Standard or Matching Account. A vested participant is permitted to make a withdrawal for any reason from his or her Tax-Deferred Account upon the attainment of age 59-1/2, or prior to the attainment of age 59-1/2 in the case of hardship (as described in the Plan document). A nonvested participant is permitted to make a withdrawal for any reason from the portion of his or her Standard Account which represents contributions that were not matched by contributions in the Matching Account. A nonvested participant is permitted to make a withdrawal from that portion of his or her Standard Account which represents contributions that were matched by contributions in the Matching Account only in the case of hardship. A nonvested participant is permitted to make a withdrawal from his or her Tax-Deferred Account in the case of hardship. A nonvested participant is not permitted to make a withdrawal from the Matching Account.

      Forfeited Accounts - Any amounts forfeited shall be used to reduce the Company's obligation to make company matching contributions under the Plan. Employer contributions were reduced by $70,993 and $192,741 from forfeited nonvested accounts in 2000 and 1999, respectively.

B.    SUMMARY OF ACCOUNTING POLICIES

      Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Investment Valuation and Income Recognition - In the accompanying statement of net assets available for plan benefits as of December 31, 2000, the Plan's investments are stated at fair value, except for the investments in insurance and investment contracts included in the Master Trust, which are stated at contract value (see Note E). Quoted market prices are used to determine the fair value of the investments. Notes receivable from participants are valued at cost, which approximates fair value.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments held by the Plan are added to the cost of the securities or other investments or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes (if any) on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned in such a manner as the Trustee deems equitable among the participants and former participants (if any) whose interests in the Plan are affected, and the share of such taxes apportioned to each person is charged against his or her account in the Plan.

      Payment of Benefits - Benefits are recorded when paid. As of December 31, 2000 and 1999, no benefits were payable to participants.

      New Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The Plan is required to adopt SFAS No. 133, as amended, for the plan year 2001. The Plan administrator has not yet quantified the impact of adopting SFAS No. 133, as amended, on the Plan's 2001 financial statements.

C.    INVESTMENTS

      The following presents investments that represent 5 percent or more of the Plan's net assets, as of December 31, 2000 and 1999:

                                                                             2000                1999
          Janus Fund, 367,005 and 2,853,017 shares, respectively        $ 12,217,590       $ 125,675,384

          Fidelity Growth & Income Portfolio Fund, 159,259 and 2,087,569
            shares, respectively                                           6,704,821          98,449,748

          American Century Ultra Investor Fund, 218,734 and
            2,136,427 shares, respectively                                 7,080,407          97,805,622

          Bankers Trust Large Cap Equity Fund (Equity 500),
            40,461 and 596,013 shares, respectively                        6,086,486         109,350,591

          Viacom Incorporated common stock, 216,547 and 1,797,680
            shares respectively                                           10,123,572         118,341,836

          Plan Interest in the Northrop Grumman Stable Value
            Master Trust                                                  64,809,405         428,429,284

      During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,555,130 as follows:

          Mutual funds                                                                     $ (5,826,227)
          Common stock                                                                         (704,596)
                                                                                           ------------
             Net depreciation in fair value of investments                                   (6,530,823)
          Plan interest in Northrop Grumman Stable Value Master Trust
            investment income                                                                10,085,953
                                                                                           ------------
                                                                                           $  3,555,130
                                                                                           ============

D.    INTEREST IN NORTHROP GRUMMAN STABLE VALUE MASTER TRUST

      A portion of the Plan's investments are in the Master Trust, which was established for the investment of assets of the Plan and two other Northrop Grumman Corporation sponsored savings plans. Each participating savings plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Primco Capital Management. At December 31, 2000 and 1999, the Plan's interest in the net assets of the Master Trust were approximately 5 percent and 30 percent, respectively. Investment income and administrative expenses relating to the Master Trust are allocated among the participating plans based upon average monthly balances invested by each plan.

      Investments held in the Master Trust as of December 31, 2000 and 1999 are as follows (in thousands):

                                                                      2000               1999
          Guaranteed and Synthetic Investment Contracts (at
            contract value)                                       $ 1,275,250        $ 1,379,667
          Northrop Retirement Savings Temporary Investment Fund        14,627             33,264
                                                                  -----------        -----------
          Total                                                   $ 1,289,877        $ 1,412,931
                                                                  ===========        ===========

      Investment income of the Master Trust was $84,005,912 for the year ended December 31, 2000.

E.    INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

      All investment contracts held by the Master Trust are considered to be fully benefit-responsive and, therefore, are reported at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and administrative expenses.

      The Master Trust holds wrapper contracts in order to manage the market risk and return of certain securities held by the Master Trust. The wrapper contracts generally modify the investment characteristics of certain underlying securities similar to those of guaranteed investment contacts. Each wrapper contract and its related underlying assets are referred to as a Synthetic Investment Contract ("SIC") and is recorded at contract value. The SICs held by the Master Trust had a contract value totaling $1,264,054,000 and $1,324,045,000 at December 31, 2000 and 1999,
      respectively. The fair value of the underlying assets related to the wrapper contracts totaled $1,292,226,000 and $1,306,787,000 as of December 31, 2000 and 1999, respectively.

      The fair value of the non-synthetic guaranteed investment contracts totaled $10,987,000 and $57,491,000 at December 31, 2000 and 1999,
      respectively.

      The following information is disclosed for the investment contracts within the Master Trust as of December 31, 2000 and 1999:

                                                                         2000         1999
          Average yield of assets on December 31                          6.64 %       6.25 %
          Average crediting interest rate of assets at December 31        6.64 %       6.25 %
          Average duration                                            3.20 years   2.77 years

F.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100 percent vested in their accounts.

G.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by letter dated December 15, 2000, that the Plan, as amended, and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The plan administrator and the Plan's counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

NORTHROP GRUMMAN ELECTRONIC SENSORS & SYSTEMS SECTOR
UNION REPRESENTED SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000
--------------------------------------------------------------------------------

  (a)                 (b)                                   (c)                                  (d)                (e)
                                            Description of Investment, Including
         Identity of Issue, Borrower,         Maturity Date, Rate of Interest,
            Lessor or Similar Party          Collateral, Par or Maturity Value                   Cost          Current Value
   *    State Street Bank & Trust Co.   624,935 Shares of participation in the
                                        Pyramid Directed Account Cash Fund                $     624,935    $      624,935

   *    Northrop Grumman                4,420,714 Shares of participation in the
                                        Loan Fund                                             4,420,714         4,420,714

        American Century Mutual Funds   218,734 Shares of participation in the Ultra
                                        Fund Investment                                       9,426,794         7,080,407

        Bankers Trust                   40,461 Shares of participation in the Large
                                        Cap Equity Index Fund (Equity 500)                    7,243,036         6,086,486

        Bankers Trust                   13,033 Shares of participation in the
                                        Lifecycle Short Range Fund                              135,483           132,413

        Bankers Trust                   44,345 Shares of participation in the
                                        Lifecycle Mid Range Fund                                484,164           451,429

        Bankers Trust                   59,600 Shares of participation in the
                                        Lifecycle Long Range Fund                               790,920           683,616

        Viacom Corp                     216,547 Shares of participation in the
                                        Common Stock                                          3,479,376        10,123,572

        Fidelity                        159,259 Shares of participation in the
                                        Growth & Income Portfolio                             7,433,116         6,704,821

        JPM                             42,342 Shares of participation in the
                                        Institutional Diversified Fund                          629,264           579,233

        JPM                             56,044 Shares of participation in the
                                        Institutional Int'l Equity Fund                         787,660           620,409

        Janus Fund                      367,005 Shares of participation in the FD
                                        Income Fund                                          15,752,723        12,217,590

   *    Northrop Grumman                6,809 Shares of participation in the
                                        Corporate Stock                                         390,422           565,147

   *    Northrop Grumman Stable Value   45,202,126 Shares of participation in Northrop       61,277,742        64,809,405
                                        Grumman Stable Value Master Trust                 -------------      ------------

                                        Total                                             $ 112,876,349      $115,100,177
                                                                                          =============      ============

*  Party-in-Interest

                                                                       Exhibit 1
                                                                       ---------









INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement (No. 333-03959) of Northrop Grumman Corporation on Form S-8 of our report dated June 27, 2001, appearing in this annual report on Form 11-K of the Northrop Grumman Electronic Sensors & Systems Sector Union Represented Employees Savings and Investment Plan for the year ended December 31, 2000.



/s/ Deloitte & Touche LLP
--------------------------

Los Angeles, California
June 27, 2001